UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2014

Commission File Number 001-33042

ROSETTA GENOMICS LTD.

(Translation of registrant’s name into English)

10 Plaut Street, Science Park
Rehovot 76706, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑              Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):         ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):         ☐

Rosetta Genomics Ltd.

On March 31, 2014, Rosetta Genomics Ltd. (“Rosetta”) filed a prospectus supplement relating to the offer and sale, from time to time on or after the date hereof, of its ordinary shares, par value NIS 0.6 per share, having an aggregate offering price of up to $10,000,000 (the “Shares”) pursuant to that certain Controlled Equity OfferingSM Sales Agreement dated March 22, 2013 (the “Agreement”) by and between Rosetta and Cantor Fitzgerald & Co., as sales agent (“Cantor”). Rosetta intends to use the net proceeds from the offering, if any, for its operations and for other general corporate purposes, including, but not limited to, repayment or refinancing of future indebtedness or other future corporate borrowings, working capital, intellectual property protection and enforcement, capital expenditures, investments, acquisitions or collaborations, research and development and product development.

Rosetta is not obligated to sell any Shares pursuant to the prospectus supplement. Subject to the terms and conditions of the Agreement, Cantor will use commercially reasonable efforts, consistent with its normal trading and sales practices and applicable state and federal law, rules and regulations and the rules of The NASDAQ Capital Market, to sell Shares from time to time based upon Rosetta's instructions, including any price, time or size limits or other customary parameters or conditions Rosetta may impose.

Under the Agreement, Cantor may sell Shares by any method deemed to be an “at-the-market” offering as defined in Rule 415 promulgated under the Securities Act of 1933, as amended, including sales made directly on The NASDAQ Capital Market, on any other existing trading market for the Shares or to or through a market maker. In addition, pursuant to the terms and conditions of the Agreement and subject to the instructions of Rosetta, Cantor may sell Shares by any other method permitted by law, including in privately negotiated transactions.

The Agreement will terminate upon the earlier of (1) the sale of all ordinary shares subject to the Agreement, or (2) termination of the Agreement as otherwise permitted therein. The Agreement may be terminated by Cantor or Rosetta at any time upon ten days' notice to the other party, or by Cantor at any time in certain circumstances, including the occurrence of a material adverse change in Rosetta.

Rosetta will pay Cantor a commission of 3.0% of the aggregate gross proceeds from each sale of Shares and has agreed to provide Cantor with customary indemnification and contribution rights.

The foregoing summary of the Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Agreement, a copy of which is incorporated by reference as Exhibit 10.1 hereto and incorporated herein by reference. The Agreement contains representations and warranties that the parties made to, and solely for the benefit of, the other in the context of all of the terms and conditions of the Agreement and in the context of the specific relationship between the parties. The provisions of the Agreement, including the representations and warranties contained therein, are not for the benefit of any party other than the parties to the Agreement and are not intended as a document for investors and the public to obtain factual information about the current state of affairs of the parties to those documents and agreements. Rather, investors and the public should look to other disclosures contained in Rosetta’s filings with the SEC.

The opinion of Rosetta's counsel regarding the validity of the Shares that will be issued pursuant to the Agreement is also filed herewith as Exhibit 5.1.

The Shares will be issued pursuant to Rosetta's previously filed and effective Registration Statement on Form F-3 (File No. 333-185338), the base prospectus dated December 19, 2012, filed as part of such Registration Statement, and the prospectus supplement dated March 31, 2014, filed by Rosetta with the Securities and Exchange Commission. This Report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy Shares, nor shall there be any sale of the Shares in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Cautionary Statement Regarding Forward-Looking Statements

This Report on Form 6-K contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts, such as statements regarding the sale of Shares under the Agreement, if any, the intended use of proceeds, as well as termination of the Agreement. These statements are subject to uncertainties and risks including, but not limited to the risks identified in reports filed from time to time with the SEC. All such forward-looking statements are expressly qualified by these cautionary statements and any other cautionary statements which may accompany the forward-looking statements. In addition, we disclaim any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof.

The information contained in this Report (included the exhibits hereto) is hereby incorporated by reference into the Company’s Registration Statements on Form F-3, File Nos. 333-163063, 333-171203, 333-172655, 333-177670 and 333-185338.

Exhibits

Exhibit Number	Description of Exhibit
5.1	Opinion of Raved Magriso Benkel & Co.
10.1	Controlled Equity OfferingSM Sales Agreement, dated March 22, 2013, by and between Rosetta Genomics Ltd. and Cantor Fitzgerald & Co. (incorporated by reference to Exhibit 10.1 of the Report on Form 6-K filed by Rosetta on March 22, 2013 (File No. 001-33042)).
23.1	Consent of Raved Magriso Benkel & Co. (included in Exhibit 5.1).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ROSETTA GENOMICS LTD.

Date: March 31, 2014	By:	/s/ Oded Biran
Oded Biran Chief Legal Officer and Corporate Secretary